Exhibit 99.1

BTC Digital Ltd. Regains Compliance with Nasdaq Minimum Bid Price Requirement Following Prior Deficiency Notice

SINGAPORE, Sept. 4, 2026 /PRNewswire/ -- BTC Digital Ltd. (“BTC Digital” or the “Company”) (NASDAQ: BTCT), a Nasdaq-listed digital computing infrastructure company, today announced that it has received written notification from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) confirming that the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of US$1.00 per share, and that the matter is now closed.

As previously disclosed in the Company’s Report on Form 6-K filed with the U.S. Securities and Exchange Commission on September 2, 2026, the Company received a deficiency letter from Nasdaq on August 27, 2026 indicating that the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Rule”) because the closing bid price of the Company’s ordinary shares had been below US$1.00 per share for the preceding 30 consecutive business days.

In accordance with the Nasdaq Listing Rules, the Company had been provided a 180-calendar-day compliance period, or until February 23, 2027, to regain compliance with the Bid Price Rule. To regain compliance, the closing bid price of the Company’s ordinary shares was required to be at least US$1.00 per share for a minimum of 10 consecutive business days.

On September 3, 2026, the Company received written notification from Nasdaq confirming that the Company had satisfied the minimum bid price requirement for the requisite period and had therefore regained compliance with Nasdaq Listing Rule 5550(a)(2). Accordingly, Nasdaq has advised the Company that the matter is closed.

About BTC Digital Ltd.

BTC Digital Ltd. is a digital computing infrastructure company with operations and strategic initiatives in blockchain infrastructure and AI computing infrastructure. The Company is currently engaged in businesses including cryptocurrency mining, mining farm construction, data center operation, and related business activities, while it is also advancing the development of AI computing infrastructure and related services.

For more information, please visit: https://btct.us/

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements in this press release other than statements of historical or current fact are forward-looking statements. These statements are based on information currently available to the Company and its current plans and expectations, and involve known and unknown risks and uncertainties. Actual results may differ materially due to various factors, including the risks described in the Company’s filings with the U.S. Securities and Exchange Commission. Except as required by applicable law, the Company undertakes no obligation to update any forward-looking statement.

For investor and media inquiries, please contact:

ir@btct.us